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                                                                    EXHIBIT 30


CONTACTS:
      QUICKTURN DESIGN SYSTEMS, INC.             ABERNATHY MACGREGOR FRANK
      Joan Powell                                Pauline Yoshihashi
      Director, Marketing Communications         (213) 630-6550
      (408) 914-6701                             Judy Wilkinson
      joan@quickturn.com                         (212) 371-5999


FOR IMMEDIATE RELEASE


         QUICKTURN RECEIVES FROM MENTOR GRAPHICS $425,000 IN SANCTIONS


SAN JOSE, CALIF.--September 21, 1998--Quickturn Design Systems, Inc. (Nasdaq:QKTN) announced today that it has received payment from Mentor Graphics Corporation (Nasdaq:MENT) which included, among other things, an agreed-upon amount of $425,000 for sanctions imposed on Mentor by the United States International Trade Commission (ITC). The ITC imposed its sanctions against Mentor for improperly withholding critical technical information and for advancing defenses based on "inaccurate and misleading" evidence in connection with Quickturn's successful defense of several of its patents. The administrative law judge in the case determined that Mentor's "continuing pattern of bad faith discovery conduct [was] designed to needlessly increase the cost of litigation for" Quickturn and the Court. The administrative law judge further stated that Mentor's defenses based on its "false and misleading evidence. . . were, at a minimum, `thoughtless, reckless and harassing.'"

     In December 1997, the ITC issued a Permanent Limited Exclusion Order against Mentor permanently prohibiting Mentor and Meta Systems, a French subsidiary of Mentor, from importing their manufactured hardware logic emulation system, subassemblies or components, which infringe Quickturn's patents. The ITC also issued in December 1997 a Permanent Cease and Desist Order permanently prohibiting Mentor from, among other things, selling, offering for sale or advertising the same hardware logic emulation devices. The ITC's two orders remain in effect until April 28, 2009.

     Quickturn Design Systems, Inc. is the leading provider of verification products and time-to-market engineering (TtME/TM/) services for the design of complex ICs and electronic systems. The company's products are used worldwide by developers of high-performance computing, multimedia, graphics and communications systems. Quickturn is headquartered at 55 W. Trimble Road, San Jose, CA 95131-1013; Telephone: 408/914-6000. For more information, visit the Quickturn Web site at www.quickturn.com or send e-mail to info@quickturn.com.


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